Exhibit 2.9

WESDOME GOLD MINES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

This Management's Discussion and Analysis ("MD&A") dated March 14, 2013, should be read in conjunction with Wesdome Gold Mines Ltd.'s ("Wesdome" or "the Company") audited consolidated financial statements for the year ended December 31, 2012, and their related notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This MD&A contains "forward-looking statements" that are subject to risk factors set out in the cautionary statement below. All figures are in Canadian dollars unless otherwise stated. Additional information on Wesdome, including current and previous years' Annual Information Forms ("AIF") and other corporate information, can be found at www.wesdome.com or www.sedar.com. Wesdome trades on the Toronto Stock Exchange under the symbol "WDO". The Company's head office is at 8 King Street East, Suite 1305, Toronto, Ontario, Canada.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, constitute "forward-looking statements" and are based on expectations, estimates and projections as at the date of this MD&A. The words "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wesdome to be materially different from the Company's estimated future results, performance or achievements expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance. Factors that could cause results or events to differ materially from current expectations expressed or implied are inherent to the gold mining industry and include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties". The Company does not intend, and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or results or otherwise except as required by applicable laws.

OVERALL PERFORMANCE

The Company owns and operates the Eagle River Mine Complex in Wawa, Ontario and the Kiena Mine Complex in Val-d'Or, Quebec. On January 1, 2012, the Mishi mine in Wawa commenced commercial production. The Eagle River and Mishi mines feed a common mill and are referred to as the Eagle River Complex. The Eagle River mine has been in continuous production since commercial production commenced January 1, 1996. It has produced 919,086 ounces to date. The Kiena mine was purchased by the Company in 2003. It restarted commercial production on August 1, 2006. It was previously in production from 1982 – 2002. To date the Kiena mine has produced 1,749,705 ounces of gold.

At December 31, 2012, the Company had $13.9 million in working capital, which includes 8,965 ounces of gold bullion in inventory. In 2012, revenue exceeded mining and processing costs by $15.8 million, $11.2 million in capital costs were incurred and $4.1 million of debt was retired. Cash flow from operations totalled $12.1 million and the net loss was $45.3 million. The net loss is entirely attributable to non-cash impairment charges – a $60.9 million write-down to the carrying value of the Kiena Mine Complex – and another non-cash write-down of $1.0 million for an exploration property option which was allowed to lapse in Q2 of 2012. Without these one-time events, pre-tax earnings would be $2.1 million.

In 2012, production increased 17% to 55,813 ounces of gold and gold sales increased 7% to 55,500 ounces compared to 2011. Mining and processing costs increased 17% to average

Wesdome Gold Mines Ltd.

$1,385 per ounce for the year on production basis, and at year end the Company had a bullion inventory of 8,965 ounces of gold.

On March 7, 2013, the Company announced the suspension of operations at the Kiena Mine Complex. This will preserve and improve the Company's financial position, allowing capital allocation to projects with the best shorter term returns to shareholders. Kiena remains a good long-term investment but our mining development sequence got tight to maintain an economic scale production rhythm at the current grades.

Favourable external factors which influence results are continued low interest rates, currency debasement and general distrust in financial institutions and economic policy. Negative external conditions included a stronger Canadian dollar and a continued shortage of experienced mine operators, professional staff, and technical services which has proven inflationary in our industry in general. We believe these demands will ease as risk capital has dried up and regional competing capital projects run their courses or cease being funded.

In general, the mining industry has been stretched due to unprecedented activity. We see contractor and materials availability starting to ease. Large international capital projects have been suspended and tight risk capital markets have inhibited competing exploration and development projects from junior companies.

The market's confidence in the gold mining industry is currently very fragile following a string of high-profile cost overruns, foreign mining policy misadventures, and executive ousters. Demand for gold remains strong, prices remain strong and the underlying fundamentals to support continued strength have never been more favourable.

SELECTED ANNUAL INFORMATION

(in thousands except income per common share)	2012	2011
Total revenue	$92,308	$79,643
Net (loss) income	(45,253)	240
Income (loss) per common share	(0.44)	0.00
Total assets	108,850	151,823
Long term financial liabilities	8,968	2,433

RESULTS OF OPERATIONS

	Three months ended Dec31		Twelve Months Ended Dec31
	2012	2011	2012	2011
EAGLE RIVER COMPLEX Eagle River Mine
Tonnes milled	36,940	48,639	155,020	182,449
Recovered grade (g/t)	7.0	5.2	6.5	4.8
Production (oz)	8,314	8,104	32,223	28,231
Mishi Mine (commercial production commenced January 1, 2012)
Tonnes milled	11,919	-	64,915	-
Recovered grade (g/t)	1.5	-	2.3	-
Production (oz)	562	-	4,776	-
Surface stockpile (tonnes)	37,301	-	37,301	-

Wesdome Gold Mines Ltd.

Total Eagle River Complex

Production (oz)	8,876	8,104	36,999	28,231
Sales (oz)	7,500	5,000	36,400	29,000
Bullion revenue ($000)	12,709	8,598	60,545	44,613
Mining and processing costs ($000)	11,460	5,604	44,759	29,448
Mine operating profit ($000) *	1,249	2,994	15,786	15,165
Gold price realized ($Cdn/oz)	1,695	1,717	1,661	1,536
KIENA MINE COMPLEX
Tonnes milled	70,279	56,414	265,872	255,311
Recovered grade (g/t)	2.2	2.5	2.2	2.4
Production (oz)	4,869	4,618	18,814	19,516
Sales (oz)	5,000	5,000	19,100	23,000
Bullion revenue ($000)	8,498	8,608	31,763	35,030
Mining and processing costs ($000)	6,970	8,676	31,780	35,568
Mine operating profit (loss) ($000) *	1,528	(68)	(17)	(538)
Gold price realized ($Cdn/oz)	1,700	1,717	1,658	1,519
TOTAL MINE OPERATIONS
Production (oz)	13,745	12,722	55,813	47,747
Sales (oz)	12,500	10,000	55,500	52,000
Bullion inventory (oz)	8,965	8,652	8,965	8,652
Bullion revenue ($000)	21,207	17,206	92,308	79,643
Mining and processing costs ($000)	18,430	14,280	76,539	65,016
Mine operating profit ($000) *	2,777	2,926	15,769	14,627
Gold price realized ($Cdn/oz)	1,697	1,717	1,660	1,529

†	Bullion revenue includes minor by product silver sales

*
The Company has included in this report certain non-IFRS performance measures, including mine operating profit and mining and processing costs to applicable sales. These measures are not defined under IFRS and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income(loss) or cash flow from operating activities as determined in accordance with IFRS as an indicator of our financial performance or liquidity. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

Mine operating profit excludes the following specific items included as operating expenses on the Consolidated Statements of Income: Depletion, Production royalties, Corporate and general, Share-based compensation and Amortization of capital assets.

In 2012, bullion sales exceeded mining and processing costs resulting in a mine operating profit, or gross margin, of $15.8 million. In addition to these direct operating costs, additional cash costs, including royalty payments, corporate and general costs and interest payments amounted to $4.8 million.

At the Eagle River Mine, grades steadily improved as we worked our way through a heavily diluted sequence of stopes and development ore. In 2012, recovered grades were 35% higher than in 2011 and forward development in the 811 Zone reflects the start of a higher grade mining sequence expected to last through 2015.

The new Mishi Mine commenced commercial production on January 1, 2012. In 2012, we mined 102,216 tonnes of ore and 1,213,664 tonnes of waste for a stripping ratio of 11.9:1. With the incorporation of a 200 metre long east pit extension into the mine plan, the current life-of-mine stripping ratio decreases to 2.7:1. In 2012, mill availability was less than expected. Over the year we averaged 625 tonnes per day and we were planning for 900 tonnes per day. Considerable efforts have been made to debottleneck processes, update equipment and human resources and

Wesdome Gold Mines Ltd.

improve reliability and throughput. This work is ongoing and represents our easiest route to increasing production growth over the short term. Mishi reserves and resources justify a longer term view. We have commenced studies to select a new tailings management facility, with a view towards increasing our milling capacity.

We have substantially worked our way through the high strip early stages of the Mishi Mine, stockpiled over 37,000 tonnes of ore at the mill and increased our reserve life to 10 years at current rates. The fact that the first year's production returned better grades than estimated gives us great optimism in the potential of this asset to drive a longer term vision and support key infrastructure investments.

The Kiena Mine in Val d'Or continued to operate on very thin margins. The last two years have been marginal in both grade and production. Mining viability, reserve and resource estimates are acutely leveraged and reliant on external factors, particularly the gold price. Despite this, we keep identifying new zones with limited drilling enforcing the view of this property's outstanding exploration potential. On March 7, 2013, the Company opted to suspend mining at Kiena by June 30, 2013. Salvage mining of developed reserve blocks will continue, after which the infrastructure will be placed on care and maintenance status. The decision was made in context of optimizing returns of capital allocated amongst all our operating mines and projects. Management does not favour equity financing options under current fragile market conditions to fund further exploration and development work at this point at Kiena.

In summary, 2012 demonstrated a good bounce back from a challenging 2011 and provided us the confidence that this production growth can continue.

Summary of Quarterly Results

(in thousands except per share data)		2012
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenue	$21,207	$23,108	$25,948	$22,045
Net (loss) income	(46,464)	819	700	(308)
(Loss) earnings per share basic and diluted	(0.46)	0.01	0.01	(0.00)

		2011
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenue	$17,206	$19,623	$19,220	$23,594
Net income (loss)	496	(1,616)	(1,094)	2,454
Earnings (loss) per share basic and diluted	0.00	(0.01)	(0.01)	0.02

Fourth Quarter
During the fourth quarter, 2012, combined operations produced 13,745 ounces of gold and 12,500 ounces were sold at an average realized price of $1,697 per ounce. This represents an 8% increase in production and a 25% increase in ounces sold compared to the fourth quarter of 2011, while realized gold prices were similar.

At Eagle River, recovered grades improved 35% to 7.0 gAu/tonne, yet mill throughput declined 24% to 36,940 tonnes. Mill throughput was challenged by an unprecedented series of mechanical failures that were very frustrating and costly. These events likewise affected Mishi throughput and recovered grades during the quarter. As previously mentioned, we are investing in equipment, infrastructure and human resources to increase the mill's efficiency, capacity and reliability.

Kiena posted a steady, uneventful quarter of production with sales of 5,000 ounces of gold (same as in 2011) and contributed $1.53 million of the fourth quarter's $2.78 million mine operating profits.

Wesdome Gold Mines Ltd.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2012, the Company had working capital of $13.9 million compared to $7.2 million at December 31, 2011. During fiscal 2012, capital expenditures totalled $11.2 million compared to $19.3 million in 2011. Capital expenditures were concentrated in minesite development, mine and mill infrastructure.

On May 24, 2012, the Company completed a $7,021,000 placement of unsubordinated convertible debentures. The term is 5-years bearing interest at 7% per annum payable semiannually and convertible into common shares at $2.50 per common share. The net proceeds of $6,821,000, along with cash at hand, were used to redeem existing convertible debentures in the amount of $10,931,000 that matured on May 31, 2012. This resulted in the Company paying down $4.1 million in debt.

The result of this financing is that interest costs moving forward will decline and working capital improved by moving the liability component to long term liabilities from short term liabilities.

The Company traditionally maintains an inventory of refined gold bullion. At December 31, 2012, this liquid asset consisted of 8,965 ounces of gold with a market value of $14.9 million. The bullion inventory is carried at the lower of cost or market, in this case at a cost of $13.3 million.

Additionally, the Mishi ore stockpile at the mill, which totals 37,301 tonnes, is carried in inventory at a cost of $3.2 million, or $85 per tonne.

Management believes we have sufficient liquidity to carry out our mining, development and exploration programs and prefers not to dilute shareholders' interest with equity issues. The Kiena mining suspension will help preserve our financial position and improve return on capital.

With current gold prices, operations are capable of generating cash flow as they have in the past.

The following table shows the timing of cash outflows relating to contractual obligations going forward.

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	After 5 years
Equipment leaes	$1,616	$921	$695	-	-
Convertible debentures	9,149	491	983	$7,675	-
	$10,765	$1,412	$1,678	$7,675	-

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel and director compensation comprised of the following:

	Three months ended Dec 31		Twelve months ended Dec 31
	2012	2011	2012	2011
Salaries and short-term employee benefits	$311	$355	$1,212	$1,266
Post employment benefits	11	15	46	44
Fair value of share-based compensation	76	60	415	493
	$398	$430	$1,673	$1,803

Wesdome Gold Mines Ltd.

In fiscal 2012, the Company paid $55,500 in directors' fees (2011: $23,900) to companies whose managing partners are directors of the Company.

OUTLOOK

Management believes the suspension and salvage operations at Kiena will enhance the Company's cash flow generating capacity.

Currently forecast production for 2013 is 55,000 ounces. We continue to expect the Eagle River Mine to produce about 41,000 ounces and the Mishi Mine about 9,000 ounces. We believe Kiena will contribute about 5,000 ounces by the time mining activities are suspended in June, 2013.

Wesdome Gold Mines Ltd.

SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Reserves

Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources that have been incorporated into the mine plan. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion, impairment assessments and the timing of decommissioning and remediation obligations.

(ii)	Depletion

Mining properties are depleted using the unit-of-production method ("UOP") over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves and measured and indicated resources.

Mobile and other equipment is depreciated, net of residual value over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves and measured and indicated resources.

The calculation of the UOP rate, and therefore the annual depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Provision for decommissioning obligations

The Company assesses its provision for decommissioning on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing

Wesdome Gold Mines Ltd.

laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of decommissioning work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning. The provision represents management's best estimate of the present value of the future decommissioning obligation. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The determination of the fair value of share-based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Stock-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)	Deferred taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and depletion, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in the Company's consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's deferred tax assets will be recovered from future taxable income.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets are realizable. The impact of different interpretations and applications could be material.

(vi)	Recoverability of mining properties

The Company's management reviews the carrying values of its mining properties on a regular basis to determine whether any write-downs are necessary. The recovery of amounts recorded for mining properties depends on confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on life-of-mine ("LOM") plans in its assessments of economic recoverability and probability of future economic benefit. LOM plans provide an economic model to support the economic extraction of reserves and resources. A long-term LOM plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

(vii)	Exploration and evaluation expenditures

Judgment is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

Wesdome Gold Mines Ltd.

(viii)	Equity component of convertible debentures

The convertible debentures are classified as liabilities, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the liability being less than its face value. The discount is being accreted over the term of the debentures, utilizing the effective interest method which approximates the market rate at the date the debentures were issued. Management uses its judgment to determine an interest rate that would have been applicable to non-convertible debt at the time the debentures were issued.

(ix)	Inventory- ore stockpile

Expenditures incurred and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore maintained in stockpiles. These deferred amounts are carried at the lower of cost or NRV. Impairments of ore in stockpiles resulting from NRV impairments are reported as a component of current period costs.

The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future milling costs, future milling levels, prevailing and long-term gold and silver prices, and the ultimate estimated recovery for ore.

FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Financial instruments disclosures requires the Company to provide information about: a) the significance of financial instruments for the Company's financial position and performance and, b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the statement of financial position date, and how the Company manages those risks.

Financial Instruments – Fair Values

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

(in thousands)	2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities
Other financial liabilities:
Convertible 7% debentures	$-	$-	$10,726	$11,040
Convertible 7% debentures – new issue	$7,021	$7,021	$-	$-

Determination of Fair Value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated balance sheets as follows:

Cash and cash equivalents and restricted funds – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Receivables – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Other financial liabilities – Payables and accruals and the convertible 7% debentures are carried at amortized cost. The carrying amount of payables and accruals approximates fair value due to the short maturity of these financial instruments. The fair value of the convertible 7% debentures is based on the quoted market price.

Wesdome Gold Mines Ltd.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for marketable securities. The Company does not have Level 2 or Level 3 inputs.

Financial Risk Management

The Company is exposed to a number of different risks arising from normal course business exposures, as well as the Company's use of financial instruments. These risk factors include: (1) market risks relating to commodity prices, foreign currency risk and interest rate risk; (2) liquidity risk; and, (3) credit risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and establishes and monitors risk management policies to: identify and analyze the risks faced by the Company; to set appropriate risk limits and controls; and to monitor risks and adherence to market conditions and the Company's activities.

1)
Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company's financial assets and liabilities include commodity price risk, foreign currency exchange risk and interest rate risk.

(a)	Commodity price risk

The Company's financial performance is closely linked to the price of gold which is impacted by world economic events that dictate the levels of supply and demand. The Company had no gold price hedge contracts in place as at or during the years ended December 31, 2012 and 2011.

(b)	Foreign currency exchange risk

The Company's revenue is exposed to changes in foreign exchange rates as the Company's primary product, gold, is priced in U.S. dollars. The Company had no forward exchange rate contracts in place and no foreign currency holdings as at or during the years ended December 31, 2012 and 2011.

(c)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates and interest paid on the Company's convertible debentures is based on a fixed interest rate. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

2)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has access to sufficient capital through internally generated cash flows and equity and debt capital markets. Senior management is also actively involved in the review and approval of planned expenditures.

Wesdome Gold Mines Ltd.

The following table shows the timing of cash outflows relating to payables and accruals, mining taxes, capital leases and convertible debentures:

December 31, 2012	<1 Year	1-2 Years	3-5 Years	Over 5 Years
Payables & accruals	$13,996	-	-	-
Finance leases	$921	$695	-	-
Convertible debentures	$491	$983	$7,675	-
December 31, 2011
	<1 Year	1-2 Years	3-5 Years	Over 5 Years
Payables & accruals	$8,944	-	-	-
Finance leases	$997	$854	-	-
Convertible debentures	$11,377	-	-	-

3)
Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company minimizes its credit risk by selling its gold exclusively to financial institutions with forty-eight hour terms of settlement. The Company's accounts receivable consist primarily of government refunds and credits. The Company estimates its maximum exposure to be the carrying value of cash and cash equivalents, accounts receivable and funds held against standby letters of credit.

The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks and investing only in Guaranteed Investment Certificates. The Company's cash is not subject to any external limitations.

RISKS AND UNCERTAINTIES

The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. In addition to risks described elsewhere herein, shareholders should note the following:

Nature of Mineral Exploration

The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Insurance against environmental risks (including

Wesdome Gold Mines Ltd.

potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry.

Government Regulations and Environmental Matters

The Company's activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development or operation of a mine.

In Ontario, the Company has obtained approval for its closure plan for the Eagle River Mill, Eagle River Mine and the Mishi-Magnacon Complex and has provided security of approximately $0.9 million to cover estimated rehabilitation and closure costs. In Quebec, the Company has obtained approval for its closure plan for the Kiena Mine and milling complex and has provided security of approximately $1.0 million to cover estimated rehabilitation and closure costs. In the event of any future expansion or alteration of a mine on the Eagle River property or the Kiena Mine, the Company would likely be required to amend its closure plans and could also be required to provide further security.

Reliance on Management

The Company is heavily reliant on the experience and expertise of its executive officers. If any of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Economic Conditions

General levels of economic activity and recessionary conditions may have an adverse impact on the Company's business.

Mineral Resource and Mineral Reserve Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operations.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities in its search for, and the acquisition of, mineral properties as well as the recruitment and retention of qualified employees with technical skills and experience in the mining industry. There can be no assurance that the Company will be able to compete successfully with others in acquiring mineral properties, obtaining adequate financing and continuing to attract and retain skilled and experienced employees.

Conflicts of Interest

Certain officers and directors of the Company are, or may be, associated with other companies that acquire interests in mineral properties. Such associations may give rise to conflicts of

Wesdome Gold Mines Ltd.

interest from time to time. The directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. Not every officer or director devotes all of their time and attention to the affairs of the Company.

Insurance

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure.

Additional Funding Requirements

Further exploration on, and development of, the Company's mineral resource properties, will require additional capital. In addition, a positive production decision on any of the Company's development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to either generate sufficient funds internally or to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Although the Company has been successful in the past in obtaining financing through the sale of equity securities and the issuance of debt instruments, there can be no assurance that it will obtain adequate financing in the future.

SUMMARY OF SHARES ISSUED

As of March 14, 2013, the Company's share information is as follows:

Common shares issued	101,879,659
Common share purchase options	1,793,000

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings." the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that as at December 31, 2012, the Company's disclosure controls and procedures to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms were effective.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP. Internal control over financial reporting should include those policies and procedures that establish the following:

•	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets

•	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable Canadian GAAP

•	receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors

•	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial instruments

Wesdome Gold Mines Ltd.

The Company's management, with the participation of the CEO and CFO, assessed the effectiveness of the Company's internal controls over financial reporting and concluded that as at December 31, 2012, the Company's internal control over financial reporting was effective.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.